

March 31, 2026

Jeff Eberwein
Chief Executive Officer
Star Equity Holdings, Inc.
53 Forest Avenue, Suite 101
Old Greenwich, CT 06870

      Re: Star Equity Holdings, Inc.
            Registration Statement on Form S-3
            Filed March 24, 2026
            File No. 333-294548

Dear Jeff Eberwein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services

cc: Adam Finerman